

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2019

Mikhail Zhukov
Chief Executive Officer
HeadHunter Group PLC
Dositheou, 42
Strovolos, 2028, Nicosia
Cyprus

> **Re: HeadHunter Group PLC**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed March 19, 2019**
> **File No. 333-224065**

Dear Mr. Zhukov:

We have reviewed your amended registration statement and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Form F-1

Financial Statements
Note 19. Capital and reserves
(c) Share premium, page F-39

1. Please explain to us the nature and purpose of the reduction in the Group's share premium and tell us your basis in the accounting literature for recording the reduction as an offset against retained earnings. In addition, tell us how you considered reporting the increase to retained earnings in a separate line item outside of retained earnings, given that this amount does not represent an accumulation of historical earnings.

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Telecommunications

cc: David Boles, Esq.